March 27, 2009

Via EDGAR

Ms. Tara L. Harkins, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	STERIS Corporation (“STERIS” or “Company”) Form 10-K for the year ended March 31, 2008 Filed May 30, 2008 Form 8-K dated October 30, 2008 File No. 001-14643

Dear Ms. Harkins:

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated January 30, 2009 with respect to the Company’s Form 10-K for the year ended March 31, 2008 filed with the SEC on May 30, 2008 and Form 8-K dated October 30, 2008.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold type, followed by the Company’s response to each comment.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter and the information provided on the following pages is a draft summary of the Company’s expected disclosures in future filings and may be revised from that set forth below. In addition, STERIS believes that its prior disclosures in its public filings were appropriate and in compliance with applicable regulations, and nothing in this response should be construed as an admission of any violation or non-compliance.

Form 10-K for the Year Ended March 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition….page 24

1.	We note on page 25 that you may, at times, refer to your results of operations excluding certain transactions or amounts that are non-recurring or are not indicative of your future results. We further note on page 45 that you present your working capital ratio excluding the impact of foreign currency translation adjustments and balances acquired from business acquisitions. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present your results on a GAAP basis.

Response: The narrative on page 45 referred to by the Staff is a discussion of cash movements resulting from changes in operating assets or liabilities. Beginning with the Form 10-Q report for our quarterly period that ended December 31, 2008, we have modified the language to remove any reference to working capital and the exclusion of the impacts of foreign currency translation. An excerpt from this revised disclosure is provided below.

Changes in Operating Assets and Liabilities-Changes to our operating assets and liabilities amounted to a negative $25.2 million during the first nine months of fiscal 2009 and $7.0 million during the first nine months of fiscal 2008, respectively. Significant changes for the first nine months of fiscal 2009 as compared to the first nine months of fiscal 2008 are summarized below:

Accounts receivable, net- Changes in our net accounts receivable balances provided cash of $25.7 million and $55.4 million during the first nine months of fiscal 2009 and fiscal 2008, respectively. Accounts receivable days sales outstanding was 59 days at December 31, 2008 and 2007, representing a decrease from 72 days and 77 days at March 31, 2008 and March 31, 2007, respectively. Our accounts receivable balances may change from period to period due to the timing of revenues and customer payments.

General Company Overview and Outlook, page 26

2.

The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company’s executives are most focused, and the actions they are taking in response. In future filings, please expand this overview disclosure to provide analysis of issues management is concerned with. Such issues might include a discussion of the impact of recent raw material price changes on your ability to pass such costs along to customers or the impact on your business of the transfer of manufacturing operations to Mexico. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response: In future filings this overview will be expanded to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned.

Liquidity and Capital Resources, page 44

Contractual and Commercial Commitments, page 49

3.	With respect to your contractual obligations table on page 49, we note that you exclude your FIN 48 liabilities and benefit payments to participants and contributions to be made under your defined benefit pension plans and other-post medical retirement plans. Please address the following:

•	Please explain to us why you do not believe these amounts are required to be included in the contractual obligations table.

•

To the extent that you continue to not be able to reasonably estimate the future payments for the above-referenced items, please revise future filings to disclose, at a minimum, the total amounts of the related obligations within your contractual obligations table.

Response: The Company disclosed in the narrative discussion below the table of contractual obligations on page 49, that certain liabilities were excluded from the table and reference was made to relevant disclosures on these matters elsewhere in the filing.

However, in future filings the Company will expand the table to include, at a minimum, the total amounts of obligations related to FIN No. 48 liabilities and contributions to be made to our defined benefit pension and other post-retirement benefit plans and benefit payments to be made to participants of these plans. To the extent reasonably estimable, the timing of these future payments will be provided. If we conclude that the timing or amount of payments for a related obligation for a specified period are not reasonably estimable, that fact will be disclosed in a footnote to the table or in the narrative accompanying the table. In addition, the trust assets of funded plans that will be used to fund benefit payments to participants will be disclosed.

Item 8.	Financial Statements and Supplementary Data, page 58

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 65 - Revenue Recognition, page 66

4.	We note that you have individual customer contracts that offer extended payment terms and/or discounts. Please revise future filings to explain how you account for these types of arrangements. Refer to SAB 104 as necessary.

Response: Customer contracts may contain discounted pricing or negotiated discounts specified in a dollar amount or as a percentage off the list price. Revenue and the related receivable are recorded net of the discount at the time initially recognized.

The Company considers extended payment terms to be any payment term granted which extends beyond normal business practices in the markets in which we participate, based on past experience and our knowledge of local business practices. However, revenue derived from contracts with extended payment terms represent less than 1% of our total annual revenues and have not resulted in an increased likelihood of subsequent price concessions or a decreased likelihood of full collection.

In future filings the Company will enhance our revenue recognition disclosure to clarify the nature and recognition of customer discounts. In addition, the use of extended payment terms will continue to be monitored and, should they become material in the future, disclosures will be expanded to address any significant impact of extended payment terms on revenue recognition, the collection period for accounts receivable, cash inflows from operations and liquidity and capital resources as recommended in the guidance contained in SAB 104.

5.	We note from page 9 that you contract with distributors in select markets. In future filings expand your revenue recognition policy to specifically address transactions with distributors including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

Response: In response to the Staff’s comment, the Company will expand its revenue recognition accounting policy disclosure to specifically address its accounting policies related to transactions with dealers and distributors. The following is an example of the disclosure we may use:

We recognize revenue for products when ownership passes to the Customer, which is based on contract or shipping terms and for services when the service is provided to the Customer. Our Customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor. We have no further obligations related to bringing about resale, and our standard return and restocking fee policies are applied.

We also have individual Customer contracts that offer discounted pricing. Dealers and distributors may be offered sales incentives in the form of rebates. We reduce revenue for discounts and estimated returns, rebates and other similar allowances in the same period the related revenues are recorded. Returns, rebates and similar allowances are estimated based on historical experience and trend analysis.

6.	You disclose that you enter into multiple element arrangements. For multiple-element arrangements, please tell us and disclose the following in future filings:

•	Describe the nature of such arrangements, including performance-, cancellation-, termination-, or refund-type provisions.

•	Identify contract elements permitting separate revenue recognition and describe how they are distinguished.

•	Explain how contract revenue is allocated among elements.

•	Disclose when revenue is recognized for each of the separate elements in the arrangement.

Response: The Company does sometimes enter into multiple element arrangements combining products, capital equipment maintenance services and other services in one order at the request of the Customer. All of the products and services sold in multiple element arrangements are also sold individually. Therefore, there is objective and reliable evidence of fair value for all units of accounting in an arrangement and the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. The standard revenue recognition policies for products and services are then applied to each unit of accounting, as applicable.

In future filings the Company will provide additional information regarding its revenue recognition accounting policy disclosure with regard to multiple element arrangements. The following is an example of the disclosure we may use:

In transactions that contain multiple elements, such as when products, maintenance services and other services are combined, we recognize revenue as each product is delivered or service is provided to the Customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

- Self-insurance Liabilities, page 68

7.

We note here and on page 58 that you use a third-party actuary to estimate your historical loss experience and actuarial methods to calculate your self-insurance liabilities. While in future filings you (management) may elect to take full responsibility for valuing your liabilities or assets, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consent of the independent valuation firm as an exhibit to the registration statement. Refer to Section 141 of the Securities Act Section 7

and Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: In future filings, the Company will provide additional information regarding full responsibility for valuing liabilities and assets and will eliminate any reference to a third-party actuary. The following is an example of the disclosure we may use;

We record a liability for self-insured risks that we retain for general and product liabilities, workers’ compensation liabilities, and automobile liabilities. We use our historical loss experience and actuarial methods to calculate the liability. This liability includes estimates for both losses and incurred but not reported claims.

Item 9.	Changes and Disagreements with Accountants…, page 106

Management’s Report on Internal Control Over Financial Reporting, page 107

8.	Please revise this report in future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

Response: The report referenced in Item 308(a)(4) of Regulation S-K was contained within Item 9A. Controls and Procedures, and can be found on page 108. In future filings, the Company will move this report to Item 8 and include a statement to the following effect in Item 9A. Controls and Procedures.

The effectiveness of our internal controls over financial reporting as of March 31, 2008 has been audited by our independent registered public accounting firm, Ernst & Young LLP. The Report of Management and the Report of Independent Registered Public Accounting Firm are included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 10.	Directors, Executive Officers and Corporate Governance

Audit and Financial Policy Committee, page 7

9.	We note your statement on page 7 of your proxy statement that your “board has determined Ms. Feldmann satisfies the definition of audit committee financial expert under the Securities Exchange Act of 1934 Act.” Please tell us how your board determined that Ms. Feldmann has the attributes described in Item 407(d)(5)(ii) of Regulation S-K through experience described in Item 407(d)(5)(iii) as it is unclear how such attributes are present from your disclosure on page 4 regarding Ms. Feldmann. See Instruction 2 to Item 407(d)(5).

Response: The STERIS Board of Directors has determined that Cynthia Feldmann has the attributes described in Item 407(d)(5)(ii) of Regulation S-K as a result of the Board’s examination of her education, public accounting firm experience, other board and audit committee experiences and prior STERIS Audit Committee experience. Regarding Ms. Feldmann’s education, she graduated from Boston College in 1975, with a BS degree in Accounting and became a Certified Public Accountant in 1979. Ms. Feldmann was employed by Coopers & Lybrand (now PricewaterhouseCoopers), was admitted to the partnership in 1986, and was subsequently named Partner-in-Charge of its Life Sciences practice. From 1994 to 2002, Ms. Feldmann was employed by KPMG, primarily serving as Partner-in-Charge of its National Medical Technologies Practice. During her employment with these public accounting firms, Ms. Feldmann was in charge of and actively supervised the audits of numerous public companies in many of the same industries in which STERIS participates. In addition, Ms. Feldmann serves on the Audit Committee of other U.S. public companies. Based on Ms. Feldmann’s education, experience in preparing, auditing and evaluating financial statements and extensive audit and audit committee experience, the Board of Directors determined that Ms. Feldmann qualifies as an “audit committee financial expert” as defined in Regulation S-K. STERIS will provide further information regarding the Board’s determination in future filings.

Item 11.	Executive Compensation, page 109

Compensation Discussion and Analysis, page 16 of Schedule 14A

10.	Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.

•

We note, for example, that your discussion does not include detailed analysis of your named executive officers’ compensation other than the CEO’s. In future filings, please include a comprehensive discussion of how you determined each named executive officers’ compensation, including a discussion of elements such as base salary, cash bonus and long term equity incentive compensation. Disclosure regarding these executives such as the third bullet point on page 19 does not provide sufficient disclosure of these decisions.

•

In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

•

We note that you use competitive benchmarking as a primary basis in making compensation decisions. Additionally, we note your disclosure on page 17 that “the target salary of similar positions…,” and note further that “salaries for executives positions should generally be within 25% of the median base salary of similar positions…,” and note further that “salaries for executives with significant experience and strong past performance should generally not exceed the 75th percentile for similar positions of industrial companies…” Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers related to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future filings, STERIS will provide additional information concerning the Company’s compensation of its named executive officers, the reasons for the differences between compensation of the various named executive officers, and the relation of executive officer compensation to peer company analyses and targeted ranges.

Base Salary, page 17

11.	In future filings, please disclose the committee’s reasons for your CEO’s sign-on compensation amounts. For example, please disclose how the committee determined a $200,000 cash payment was the appropriate amount of cash compensation, and we do not see any discussion of Mr. Tokich’s $20,000 bonus. Also disclose why such compensation amounts in the form of cash, rather that the form of restricted stock or stock options like the ones disclosed in the third full paragraph on page 20. Please clarify in future filings why there were two sets of equity compensation payments paid to Mr. Rosebrough upon his starting employment and how these sign-on payments of 100,000 options and 33,000 restricted stock units differed from the 35,000 options and 12,000 restricted stock units.

Response: In future filings, STERIS Corporation will provide further information regarding the CEO’s sign-on compensation amounts and Mr. Tokich’s $20,000 bonus amount. That additional disclosure will reference the rationale for the sign-on compensation and regular compensation.

12.

We note your disclosure in the last sentence of this section that you retained Watson Wyatt as a consultant to “evaluate CEO compensation arrangements.” Please tell us how Watson Wyatt’s role differed from the compensation consultant you identify in the last paragraph on page 16, Towers Perrin, who provided “views regarding total compensation for the CEO.” In future filings, please specifically describe the nature and scope of each compensation consultant’s assignment, and describe the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement as required by Item 407(e)(3)(iii) of Regulation S-K.

Response: STERIS will, in future filings, further discuss the engagement of Watson Wyatt, which was solely for the purpose of assessing appropriate compensation to attract the Company’s successor Chief Executive Officer. Towers Perrin is the Company’s Compensation Consultant. STERIS also will, in future filings, describe the material elements of the instructions given to the consultants with respect to the performance of their duties.

Annual Incentive Compensation (cash bonus), page 18

13.	We note from your discussion under this heading that you have not disclosed the specific “selected financial targets” such as “total revenue growth, total free cash flow and total earnings before interest and taxes” to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under your plans. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.ogv/divisions/corpfin/guidance/regs-interp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In future filings, STERIS will provide further information with respect to historical financial targets in order for named executive officers to earn their respective annual cash incentive (bonus) payment.

Long Term Equity Incentive Compensation, page 19

14.

In your disclosure under the caption “Long Term Equity Incentive Compensation,” we note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraph (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response: In future filings, the Company will further describe how annual stock option grants are determined and the assessments utilized by the Compensation Committee to make such equity grants to each named executive officer.

Stock Ownership Guidelines, page 21

15.	We note your disclosure regarding the stock ownership expectations and that “a five year period has been established to attain the applicable share ownership level.” In future filings, please disclose how your executives are performing in meeting these expectations and what happens if they do not meet such expectations. For example, it appears some of your named executive officers have not met these expectations including one who appears to have been in a specified position for more than 5 years.

Response: In future filings, STERIS will provide further information with respect to Stock Ownership Guidelines, the named executive officers’ performance against those guidelines, and what happens if these guidelines are not met. With respect to the comment regarding named executive officers who appear to not have met the guidelines, please note that the guidelines came into effect in July 2006. Under these Guidelines, executive officers have five (5) years from July 2006 (or five years from the date they are appointed or elected as executive officers) to reach the guideline ownership amount. Therefore, none of the named executive officers have failed to meet the guideline, as the initial five (5) year ownership period ends in July 2011. Further information will be provided concerning the calculation of the initial five year ownership period.

Item 13.	Certain Relationships and related Transactions…, page 110

16.	We note your disclosure in the first full paragraph on page 11 of your proxy statement that “we have not adopted a related person transactions policy.” Please tell us why your board has decided not to adopt a related person transaction policy. Also, please tell us why you believe your Director Code of Ethics and your Code of Business Conduct for Employees are not “policies and procedures for the review, approval, or ratification of any transaction required to be reported” as described in Item 404(b) of Regulation S-K and why you have not provided all disclosure required under Item 404(b) including disclosure required by Item 404(b)(1)(ii). Please add disclosure in future filings as appropriate.

Response: The STERIS Board of Directors has not adopted a separate, specific related transaction policy, as the restrictions, disclosures, and other requirements with respect to related party transactions involving Directors are covered in the Director Code of Ethics and Board Governance Guidelines, and involving employees, are covered in our Code of

Business Conduct, each of which has been adopted by the Board of Directors. Further disclosure will be provided on this subject in future filings.

Form 8-K Dated October 30, 2008

17.	We note that you provide a forecast of your free cash flow for fiscal 2009. Please revise your future filings to provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Refer to the guidance in Item 100(a)(2) of Regulation G.

Response: The Company currently provides a definition of Free Cash Flow within its filings along with a reconciliation, in a tabular format, of its actual Free Cash Flow calculation. In future filings the Company will continue to provide a definition of Free Cash Flow along with a reconciliation, in a tabular format, of its actual and forecasted Free Cash Flow calculations.

Please again refer to the introduction to this response and contact me with any further questions or comments.

STERIS Corporation

/s/ Michael J. Tokich
Michael J. Tokich
Senior Vice President and Chief Financial Officer